 Filed Pursuant to Rule 433

Registration No. 333-275276

Issuer Free Writing Prospectus dated January 10, 2024

Relating to Preliminary Prospectus Supplement dated January 10, 2024

PRICING TERM SHEET

DATED JANUARY 10, 2024

$1,000,000,000 5.30% SENIOR NOTES DUE 2031

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated January 10, 2024 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:	$1,000,000,000 aggregate principal amount of 5.30% Senior Notes due 2031 (the “notes”)

Pricing Date:	January 10, 2024

Closing Date:	January 12, 2024 (T+2)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:

Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $993 million.

Micron intends to use net proceeds from the sale of the notes to repay borrowings under its 2024 Term Loan A.

Micron intends to use the remainder of the net proceeds from the sale of the notes for general corporate purposes, which may include the repayment of other indebtedness.

Ratings:*	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Maturity Date:	January 15, 2031

Interest Rate:	5.300% per year on the principal amount of the notes

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2024 and accruing from January 12, 2024

Record Dates:	January 1 and July 1

Price to Public:	99.930% of the principal amount

Underwriting Discount:	0.35% per note

Benchmark Treasury:	UST 3.75% due December 31, 2030

Benchmark Treasury Price / Yield:	98-13+ / 4.012%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	5.312%

CUSIP Number:	595112CD3

ISIN Number:	US595112CD31

Redemption at Micron’s Option:

Prior to the Par Call Date, Micron may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the Par Call Date, Micron may, at its option, redeem the notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” means November 15, 2030 (two months prior to the maturity date).

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Credit Agricole Securities (USA) Inc.

Scotia Capital (USA) Inc.

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

Siebert Williams Shank & Co., LLC

ANZ Securities, Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Commerz Markets LLC

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Credit Agricole Securities (USA) Inc. at 1-866-807-6030 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.